UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


DUCOMMUN INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

264147109
(CUSIP Number)

DECEMBER 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 264147109




1. Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).
MESIROW FINANCIAL INVESTMENT MANAGEMENT US VALUE EQUITY
IRS Identification No.  36-3429599



2. Check the Appropriate Box if a Member of a Group.  N/A
(a)
(b)
3. SEC Use Only
4. Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5.Sole Voting Power 715,749




6.Shared Voting Power 0




7.Sole Dispositive Power 963,730




8.Shared Dispositive Power 0


9.Aggregate Amount Beneficially Owned by Each Reporting Person 963,730

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A

11.Percent of Class Represented by Amount in Row (9) 9.2%


12.Type of Reporting Person (See Instructions) IA






CUSIP No. 264147109

Item 1.
(a) Name of Issuer: DUCOMMUN INC
(b)
 Address of Issuer's Principal Executive Offices:
23301 WILMINGTON AVE.
CARSON, CA 90745

Item 2.
(a)Name of Person Filing
MESIROW FINANCIAL INVESTMENT MANAGEMENT US VALUE EQUITY

(b)Address of Principal Business Office or, if none, Residence:
353 N. CLARK STREET
CHICAGO, IL 60654

(c)Citizenship: ILLINOIS
(d)Title of Class of Securities: COMMON STOCK
(e)CUSIP Number: 264147109

Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)[ }Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[ ]Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
(d)[ ]Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C 80a-8).
(e)[X]An investment adviser in accordance with 240.13d-1(b)(1)(ii)
(E);
(f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)[ ]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);
(j)[ ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership
(a) Amount beneficially owned: SEE ITEM 9 ON PAGE 1
(b) Percent of class: SEE ITEM 11 ON PAGE 1
(c) Number of shares as to which such person has voting and dispositive powers (sole and shared): See items 5-8 on page 1.


Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
N/A


Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
Control Person. N/A


Item 8.
Identification and Classification of Members of the Group. N/A


Item 9.
Notice of Dissolution of Group. N/A


Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2010
MESIROW FINANCIAL INVESTMENT MANAGEMENT US VALUE EQUITY
By: /s/ DAN LEONARD
Title: SR VICE PESIDENT